UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi announces Voluntary Separation Incentive Program

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general the launch of a Voluntary Separation Incentive Program, with the purpose of eliminating approximately 2,000 positions, which may represent up to 15% of our headcount.

Employees adhering to the Voluntary Separation Incentive Program will be entitled to special terms, including compensation based on the employee’s tenure at the Company and extension of benefits such as healthcare, dental plan and life insurance, among other compensation.

The Voluntary Separation Incentive Program results from the development of the business model promoted by the implementation of Oi’s strategic transformation plan and the natural requirement of an adjustment of the organizational structures, in line with the Company’s Amendment to the Judicial Reorganization Plan, which was ratified through a decision rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro on October 5, 2020 and published on October 8, 2020.

As already widely disclosed by the Company, Oi’s strategic transformation plan considers the dissemination of optic fiber in Brazil as the essential component of all its fixed and mobile telecommunication services, with the goal of transforming the Company into the largest telecommunications infrastructure provider in Brazil.

The implementation of the strategic plan, among other initiatives, implies a transformation of the Company’s management and operating profile, in order to bring about changes aiming to:

•	Seek the sustainability of the business;
•	Ensure greater structural engagement with the Company’s strategic plan guidelines;
•	Accelerate development and investments in the Company’s fiber infrastructure, to meet society’s current connection, communication, information and digital services demand;
•	Streamline management processes in order to increase control and efficiency of results;
•	Reduce hierarchy to improve productivity and agility in decision-making;
•	Capture gains resulting from automation, digitalization and technical development;
•	Follow cross-cutting, multidisciplinary trends, using agile methodology and more horizontal structures.

The Company emphasizes that headcount has remained practically unchanged since 2016 despite adverse conditions resulting from the judicial reorganization process initiated that year and currently pending. The proposed adjustments in the organization, which are the result of several measures to simplify and streamline our operations, aim to make our business more sustainable through a lighter and more flexible company in order to continue and better serve society’s current connection, communication, information and digital services demand.

Oi continues to focus on its operations and transformation, advancing its project of becoming one of the country’s leading infrastructure and digital services companies, conscious of its commitment to society, customers, professionals and all participants in its environment.

Rio de Janeiro, October 9, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer